UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                       (Amendment No. 2)*

                 Cascade Financial Corporation
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           14727210-8
                         (CUSIP Number)

                       Arthur W. Skotdal
                c/o Douglas A. Schafer, Attorney
              P.O. Box 1134, Tacoma, WA 98401-1134
                         (253) 383-2167
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       February 27, 1998
    (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 14727210-8

1.   Name of Reporting Person                Arthur W. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power          73,918
Shares         8.  Shared Voting
Beneficially       Power                     131,219
Owned by       9.  Sole Dispositive
Each Report-       Power                      73,918
ing Person     10. Shared Dispositive
With               Power                     131,219

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          205,137

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            6.0%
     by amount in Row (11)

14.  Type of Reporting Person                IN

CUSIP No. 14727210-8

1.   Name of Reporting Person                Andrew P. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power            -0-
Shares         8.  Shared Voting
Beneficially       Power                     63,776
Owned by       9.  Sole Dispositive
Each Report-       Power                        -0-
ing Person     10. Shared Dispositive
With               Power                     63,776

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          63,776

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            1.9%
     by amount in Row (11)

14.  Type of Reporting Person                IN




















                        Page 3 of 8 Pages

CUSIP No. 14727210-8

1.   Name of Reporting Person                Craig G. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power            -0-
Shares         8.  Shared Voting
Beneficially       Power                     67,443
Owned by       9.  Sole Dispositive
Each Report-       Power                        -0-
ing Person     10. Shared Dispositive
With               Power                     67,443

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          67,443

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            2.0%
     by amount in Row (11)

14.  Type of Reporting Person                IN

ITEM 1 - SECURITY AND ISSUER.

    Common stock, $0.01 par value

    Cascade Financial Corporation
    2828 Colby Ave.
    Everett, Washington  98201

ITEM 2 - IDENTITY AND BACKGROUND

    This is Amendment No. 2 to the Schedule 13D dated May 13, 1994, filed by and on behalf of the three reporting individuals, who may comprise a group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 though they disclaim that they are such a group or beneficially own each other's shares. Their earlier amended Schedule 13D filing reported aggregate beneficial ownership of 6.1% of the issuer. Their beneficial ownership percentage was reduced due to additional shares issued by the issuer, and it was reported as 5.0% in the issuer's proxy statement filed September 22, 1997. This Amendment No. 2 reports their beneficial ownership percentage as having increased by one percentage point from that percentage previously so reported.

(a)  Name of Group Member:  Arthur W. Skotdal
(b)  Address:  2910 Colby Ave., Suite 200, Everett, WA 98201
(c) Principal occupation and employer: Private investor in real estate and president of Skotdal Enterprises, Inc., a real estate development and management firm at 2910 Colby Ave., Suite 200, Everett, WA 98201.
(c)  Criminal convictions within five years:  None
(d)  Securities law violations within five years:  None
(e)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Andrew P. Skotdal
(b)  Address:  P.O. Box 5267, Everett, WA 98206-5267
(c) Principal occupation and employer: Manager at KRKO Radio, a radio station at 7115 Larimer Rd., Everett, WA 98208
(c)  Criminal convictions within five years:  None
(d)  Securities law violations within five years:  None
(e)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Craig G. Skotdal
(b)  Address:  2910 Colby Ave., Suite 300, Everett, WA 98201
(c) Principal occupation and employer: Manager at Skotdal Enterprises, Inc., a real estate development and management firm at 2910 Colby Ave., Suite 200, Everett, WA 98201.
(c)  Criminal convictions within five years:  None
(d)  Securities law violations within five years:  None
(e)  Citizenship:  U.S.A.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Arthur W. Skotdal used personal funds of $225,667 to purchase in the public market the 15,550 shares reported in Item 5. Craig G. Skotdal used personal funds of $16,688 to purchase in the public market the 1,068 shares reported in Item 5. All individually immaterial purchases not previously reported by the reporting persons were also made in the public market with personal funds.

ITEM 4 - PURPOSE OF TRANSACTION

    The shares were acquired solely for investment purposes. Members of the group may acquire additional shares for investment. Members of the group have no plans or proposals for any changes in management or directors, or extraordinary corporate changes or transactions, concerning the issuer.

ITEM  5 - INTEREST IN THE SECURITIES OF THE ISSUER

For the group:

(a)  Number of securities owned beneficially:             205,137
     (Without duplicating shares deemed owned
     by two or more group members.)
     Percentage of class:                                    6.0%

Arthur W. Skotdal:

(a)  Number of securities owned beneficially:             205,137
     Percentage of class:                                    6.0%

(b)  Sole voting power:                                    77,918
     Shared voting power:                                 131,219
     Sole dispositive power:                               77,918
     Shared dispositive power:                            131,219

(c)  Transactions in issuer's securities during past 60 days:

     01/22/98--Purchased 6,250 shares at $13.38 per share through a broker. 02/06/98--Purchased 2,000 shares at $13.63 per share through a broker. 02/18/98--Purchased 500 shares at $15.75 per share through a broker. 02/18/98--Purchased 5,500 shares at $15.75 per share through a broker. 02/23/98--Purchased 1,300 shares at $15.63 per share through a broker.

Andrew P. Skotdal:

(a)  Number of securities owned beneficially:              63,776
     Percentage of class:                                    1.9%

(b)  Sole voting power:                                       -0-
     Shared voting power:                                  63,776
     Sole dispositive power:                                  -0-
     Shared dispositive power:                             63,776

(c)  Transactions in issuer's securities during past 60 days:

     None.

Craig G. Skotdal:

(a)  Number of securities owned beneficially:              67,443
     Percentage of class:                                     2.0

(b)  Sole voting power:                                       -0-
     Shared voting power:                                  67,443
     Sole dispositive power:                                  -0-
     Shared dispositive power:                             67,443

(c)  Transactions in issuer's securities during past 60 days:

     02/27/98--Purchased 1,068 shares at $15.63 per share through a broker.

For the Group:

(d) No other persons are known to have the right to receive dividends from, or the proceeds from the sale of, any of the securities referred to in this item.

(e)  Date reporting person ceased to be 5% owner:  Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    There are no written agreements between the members of the group. Both Andrew P. Skotdal and Craig G. Skotdal are of legal age, and neither resides with their father, Arthur W. Skotdal. Because of the family relationship and the investment advice and assistance offered by the father to his sons, the three persons may be deemed a group under Section 13(d)(3) of the Act.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A is an agreement of the reporting persons that this statement is filed on behalf of each of them, as required by SEC Rule 13d-1(f)(1).

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 6, 1998                      Arthur W. Skotdal
(Date)                              (Signature)

March 6, 1998                      Andrew P. Skotdal
(Date)                              (Signature)

March 6, 1998                      Craig G. Skotdal
(Date)                              (Signature)



















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